File No: 82-34879
Date
4 September 2006
Letter To
Securities and Exchange Commission

SUPPL

Annex A

TomTom Introduces the New TomTom ONE Range

~ Two new models with slimmer design and choice of regional and European maps ~

Amsterdam, 30 August 2006 – TomTom, Europe's leading personal in-car navigation solution provider, today announces the two successors to the world's best selling portable navigation device, the TomTom ONE. TomTom ONE (Europe) features complete door-to-door navigation anywhere in Western Europe and TomTom ONE (Regional) comes with maps for a country or region. Starting from €299, the new TomTom ONE models are TomTom's entry level all-in-one navigation products and will be available from major retailers across Europe.

Combining ease of use, portability, TomTom's patented touch screen technology and award winning software, the new TomTom ONE models fit in any shirt pocket and can easily be taken from car to car. The new range does not compromise on screen size and quality and features a sleek light-weight design (only 174 grams) and ultra compact measurements (96mm width x 82mm height x 25mm depth).

"TomTom ONE has become one of the most popular consumer electronics goods across Europe, outselling any other portable navigation device on the market." said Harold Goddijn, TomTom's chief executive officer. "The new TomTom ONE range is TomTom's most compelling entry level product offering, and demonstrates TomTom's commitment to making navigation a reality for everyone".

In addition, drivers have access to all TomTom PLUS services including safety camera alerts, real-time traffic and weather reports, updates on road conditions and the new Buddies feature. Users can also take advantage of TomTom HOME, the software package that efficiently manages content between one's PC or MAC and TomTom. Via TomTom HOME users can easily plan routes, download voices, obtain traffic alerts and install maps to keep their TomTom up to date at anytime.

The two new TomTom ONE devices complete TomTom's comprehensive product offering, which includes:

- **TomTom GO 910:** pre-installed maps of Europe, USA and Canada, text-to-speech technology, hands-free calling and 20GB hard drive enabling drivers to play music and view images
- **TomTom GO 710:** pre-installed maps of Western Europe on a SD card, hands-free calling via Bluetooth-enabled phones
- **TomTom GO 510:** pre-installed maps of a country or region and major roads of Europe on a SD card, hands-free calling via Bluetooth-enabled phones

dw 9/12

- **TomTom ONE (Europe):** TomTom's ultra light, entry level portable navigation device with maps of Western Europe

- **TomTom ONE (Regional):** TomTom's ultra light, entry level portable navigation device with maps of a country or region

- **TomTom RIDER:** the portable all-in-one navigation solution designed specifically for motorbikes and scooters
- **TomTom NAVIGATOR 6:** the new integrated solution for mobile phones and PDA's

Pricing & Availability:

The new TomTom ONE range will be available at major retailers across Europe starting from mid September 2006. Price and availability will vary per country.

TomTom ONE (Europe) retails at €399

TomTom ONE (Regional) retails at €299

==

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

investor.relations@tomtom.com

+31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.

Annex B

TomTom Unveils TomTom NAVIGATOR 6

~ New product integrates TomTom NAVIGATOR 5 and TomTom MOBILE 5 into one multi-platform solution ~

August 30th 2006, Amsterdam – TomTom, a leading navigation solution provider, today announces the launch of its new integrated solution for PDA's and smartphones – TomTom NAVIGATOR 6, the ideal solution for customers who need their PDA or smartphone and navigation system integrated in one personal device.

Key New Features

Users of NAVIGATOR 6 can also take advantage of TomTom's innovative desktop software application TomTom HOME, which enables users to easily manage, download, store and transfer content and services to their device. TomTom HOME is compatible with both a PC and MAC.

TomTom NAVIGATOR 6 also includes TomTom's innovative TomTom Buddies service, enabling authorised TomTom users to locate each other and send instant messages*.

TomTom will unveil both a regional and European version of NAVIGATOR 6. The regional version will come with detailed maps of a customer's country or region, as well as including the major roads in Western Europe, for seamless cross border navigation. The European version features complete door-to-door navigation anywhere in Western Europe.

Other new key features of TomTom NAVIGATOR 6 include:

- **Contact navigation**: Navigate direct to contacts stored in your address book
- **Arrival time planning**: Plan a route based on your desired arrival time
- **Expanded Points of Interest searching**: Navigate to a POI near current driving location, near home, near destination or along route
- **Speeding alert**: Notifies the driver if they're speeding, even if they're not in navigation mode
- **Pre-installed Safety Camera database**: The most up-to-date available list of safety cameras is pre-installed
- **Safety Lock**: Disables a number of menu items before driving, ensuring that maximum attention is kept on the road
- **Realistic visual instructions**: Visuals replicate road signs, making them easier to follow

- **Pedestrian navigation view**: 2D map which is fixed in one position to allow better orientation when navigating on foot

TomTom NAVIGATOR 6 will be available from September 2006. It is available as a stand alone software product or bundled together with a PDA or smart phone through retailers. TomTom NAVIGATOR 6 with navigation software and the maps of a country/region plus major roads of Western Europe on memory card, will cost € 99.

Additional TomTom NAVIGATOR 6 features:

- Simple installation and easy-to-use menu
- Improved User Interface: with night view and 65,000 colours for optimal visibility.
- Clear 2D or 3D maps and accurate turn-by-turn spoken instructions
- Choice of routes: quickest, shortest, by foot, avoiding toll roads and more
- Instant re-routing if you miss your turn
- Easy call handling: navigate while receiving phone calls
- Itinerary planning: programme in the schedule of places you want to visit before you leave the house
- Multilingual: TomTom NAVIGATOR speaks some 22 languages in over 50 different voices
- PLUS services offer Traffic, Safety Cameras, Points of Interest and much more**

TomTom family of products

- **TomTom GO 910**: pre-installed maps of Europe, USA and Canada, text-to-speech technology, hands-free calling and 20GB hard drive enabling drivers to play music and view images
- **TomTom GO 710**: pre-installed maps of Europe on a SD card, hands-free calling via Bluetooth-enabled phones
- **TomTom GO 510**: pre-installed maps of your country or region on a SD card, hands-free calling via Bluetooth-enabled phones
- **TomTom ONE range**: TomTom's newest range of entry level all-in-one portable navigation devices
- **TomTom RIDER**: the portable all-in-one navigation solution designed specifically for motorbikes and scooters
- **TomTom NAVIGATOR 6**: Easy, clear and accurate navigation on your PDA or smartphone

* requires both users to have TomTom navigation with full Internet access, additional charges may apply for data traffic.

** In selected countries, additional charges may apply for data traffic

===

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

investor.relations@tomtom.com

+31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.